August 29, 2008

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc. Application for Withdrawal Registration Statement on Form S-3 SEC File No. 333-119795

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby applies for withdrawal of the above-captioned Registration Statement on Form S-3, which was filed as a “shelf offering” under SEC Rule 415. The Registration Statement was declared effective by the Commission on October 29, 2004.

The securities originally covered by a Registration Statement are no longer required to be included in a registration statement, and withdrawal will therefore be in the best interests of the Company and will not harm investors.

Please do not hesitate to contact me if you have any questions.

Sincerely, ADA-ES, Inc.

/s/ Michael D Durham
Michael D Durham President and Chief Executive Officer